EMGOLD MINING CORPORATION

(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2010, 2009 and 2008

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Emgold Mining Corporation (“the Company”) have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgement based on currently available information.

The Audit Committee of the Board of Directors, consisting of three independent directors, meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

signed “Sargent H. Berner”	signed “Kenneth Yurichuk”
Chairman of the Board	Chief Financial Officer

Vancouver, B.C., Canada
May 2, 2011

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 604 806 7000

Facsimile +1 604 806 7806

www.pwc.com/ca

Independent Auditor’s Report

To the Shareholders of Emgold Mining Corporation

We have audited the accompanying consolidated financial statements of Emgold Mining Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations, comprehensive loss and deficit, shareholders’ equity (deficiency) and cash flows for each of the years then ended.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Emgold Mining Corporation as at December 31, 2010 and December 31, 2009 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which discloses conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Emgold Mining Corporation’s ability to continue as a going concern.

PricewaterhouseCoopers LLP (signed)

Chartered Accountants

Vancouver, British Columbia

May 2, 2011

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Balance Sheets

(expressed in United States dollars)

	December 31, 2010	December 31, 2009
Assets

Current assets
Cash and cash equivalents	$ 917,495	$ 3,955
Accounts receivable	13,236	6,852
Due from related party (Note 8)	166,757	--
Prepaid expenses and deposits	17,929	21,388
	1,115,417	32,195

Other assets	13,943	7,660
Property and equipment (Note 4 (a))	32,655	28,807
Mineral property interests (Note 4(b))	1,087,420	1,067,707

	$ 2,249,435	$ 1,136,369

Liabilities and Shareholders’ Equity (Deficiency)

Current liabilities
Accounts payable and accrued liabilities	$ 290,114	$ 1,149,405
Due to related parties (Note 8)	289,965	757,022
Capital lease obligation (Note 5)	7,585	5,976
	587,664	1,912,403
Capital lease obligation (Note 5)	4,737	13,306
Convertible preference shares (Note 6 (b))	--	727,674
	592,401	2,653,383

Shareholders’ equity (deficiency)
Share capital	41,463,263	38,792,139
Equity component of convertible preference shares (Note 6 (b))	--	90,902
Warrants	1,362,319	112,355
Contributed surplus	6,647,717	6,223,649
Accumulated other comprehensive loss	(577,456)	(577,456)
Deficit	(47,238,809)	(46,158,603)
	1,657,034	(1,517,014)

	$ 2,249,435	$ 1,136,369

Nature of operations and going concern (Note 1)

Subsequent events (Note 15)

See accompanying notes to consolidated financial statements.

Approved by the Directors

“David Watkinson”

“Stephen J. Wilkinson”

David Watkinson

Stephen J. Wilkinson

Director

Director

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in United States dollars)

	Years ended December 31,
	2010	2009	2008

Expenses
Amortization	$ 14,214	$ 30,813	$ 43,946
Accretion of debt portion of preference shares (Note 6 (b))	4,471	6,250	12,933
Golden Bear costs	--	92,340	447,809
Exploration costs (Note 14)	670,491	1,175,520	2,586,625
Foreign exchange loss	46,475	185,807	193,301
Finance expense	32,413	57,995	54,661
Legal, accounting and audit	99,012	197,977	153,440
Management and consulting fees (Note 8)	68,763	111,109	189,249
Office and administration	168,903	237,233	337,821
Gain on sale of property and equipment	(48,788)	--	--
Salaries and benefits	178,913	172,009	336,918
Shareholder communications	82,272	120,078	194,033
Stock-based compensation	300,647	963	175,732
Travel	1,179	1,315	32,654
Loss for the year before other items	1,618,965	2,389,409	4,759,122
Recovery of provisions for doubtful accounts (Note 8)	(305,432)	(77,045)	321,839
Gain on settlement of preference shares (Note 6(b))	(155,869)	--	--
Gain on settlement of debt (Note 12)	(77,197)	--	--
Write-down of mineral property interests (Note 4)	--	75,169	--
Interest income	(261)	(1,537)	(63,537)

Loss and comprehensive loss for the year	1,080,206	2,385,996	5,017,424

Deficit, beginning of year	46,158,603	43,772,607	38,755,183

Deficit, end of year	$ 47,238,809	$ 46,158,603	$ 43,772,607

Loss per share – basic and diluted	$0.05	$0.14	$0.32

Weighted average number of common shares outstanding	23,453,214	16,495,240	15,730,472

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity (Deficiency)

Years ended December 31, 2010, 2009 and 2008

(expressed in United States dollars)

	Share Capital Without Par Value (Note 6)		Preference Shares	Share subscriptions	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity
	Shares	Amount							(Deficiency)
Balance, December 31, 2007	15,648,987	38,231,882	90,902	--	3,049,862	2,972,267	(577,456)	(38,755,183)	5,012,274
Warrants exercised	39,250	67,553	--	--	(18,671)	--	--	--	48,882
Share subscriptions	--	--	--	33,600	--	--	--	--	33,600
Agents’ warrants exercised	55,000	79,048	--	--	(9,418)	--	--	--	69,630
Warrants expired, unexercised	--	--	--	--	(1,085,434)	1,085,434	--	--	--
Stock-based compensation	--	--	--	--	--	234,847	--	--	234,847
Stock options exercised	8,750	19,216	--	--	--	(6,201)	--	--	13,015
Loss for the year	--	--	--		--	--	--	(5,017,424)	(5,017,424)
Balance, December 31, 2008	15,751,987	38,397,699	90,902	33,600	1,936,339	4,286,347	(577,456)	(43,772,607)	394,824
Private placements, less issue costs	861,500	236,497	--	(33,600)	112,355	--	--	--	315,252
Shares issued for property acquisition	280,823	157,943	--	--	--	--	--	--	157,943
Warrants expired, unexercised	--	--	--	--	(1,936,339)	1,936,339	--	--	--
Stock-based compensation	--	--	--	--	--	963	--	--	963
Loss for the year	--	--	--	--	--	--	--	(2,385,996)	(2,385,996)
Balance, December 31, 2009	16,894,310	$ 38,792,139	$ 90,902	$ --	$ 112,355	$ 6,223,649	$ (577,456)	$ (46,158,603)	$ (1,517,014)
Shares issued for property acquisition	68,856	18,306	--	--	--	--	--	--	18,306
Shares issued for settlement of debt (Note 12)	608,135	73,886	--	--	--	--	--	--	73,886
Shares and warrants issued for settlement of dividends on preference shares (Note 6 (b))	2,813,575	517,151	--	--	479,587	--	--	--	996,738
Conversion of preference shares for common shares	394,843	72,574	(90,902)	--	--	18,328	--	--	--
Private placements, less share issue costs	3,000,000	462,705	--	--	198,869	--	--	--	661,574
Private placements, less share issue costs	5,203,856	554,762	--	--	149,353	--	--	--	704,115
Private placements, less share issue costs	7,296,142	607,769	--	--	319,133	--	--	--	926,902
Private placements, less share issue costs	2,272,727	363,971	--	--	103,022	--	--	--	466,993
Stock-based compensation	--	--	--	--	--	405,740	--	--	405,740
Loss for the year	--	--	--	--	--	--	--	(1,080,206)	(1,080,206)
Balance, December 31, 2010	38,552,444	41,463,263	$ --	$ --	$ 1,362,319	$ 6,647,717	$ (577,456)	$ (47,238,809)	$1,657,034

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Cash Flows

 (expressed in United States dollars)

	Years ended December 31,
	2010	2009	2008
Cash provided by (used for):
Operations:
Loss for the year	$ (1,080,206)	$ (2,385,996)	$ (5,017,424)
Items not involving cash:
Amortization	14,214	30,813	225,355
Write-down of mineral property interests	--	75,169	--
Stock-based compensation	405,740	963	234,847
Accretion of debt portion of preference shares	4,471	6,250	12,933
Gain on sale of property and equipment	(48,788)	--	--
Gain on settlement of debt	(77,197)	--	--
Gain on settlement of preference shares	(155,869)	--	--
(Decrease) increase in allowance for doubtful accounts	(305,432)	(77,045)	321,839
Future income tax recovery	--	--	--
Unrealized foreign currency loss (gain)	(764)	99,282	(141,014)
Advance to related party	--	--	(396,011)
Changes in non-cash operating working capital
Accounts receivable	(6,384)	(3,932)	100,227
Due to/from related parties	(328,382)	607,814	14,549
Prepaid expenses and deposits	3,459	93,330	145,745
Accounts payable and accrued liabilities	(292,449)	835,689	(25,460)
	(1,867,587)	(717,663)	(4,524,414)
Investing activities:
Mineral property acquisition costs	(18,099)	--	(42,485)
Short-term investments	--	218,391	4,422,246
Mineral exploration tax credit refunds	--	13,252	--
Proceeds on disposition of equipment	48,789	--	--
Capital lease payments	(6,960)	(6,378)	(5,844)
Equipment additions	(19,803)	--	(10,410)
	3,927	225,265	4,363,507
Financing activities:
Common shares and warrants issued for cash, Net of issuance costs	2,777,200	315,252	131,527
Share subscriptions received	--	--	33,600
	2,777,200	315,252	165,127

Increase (decrease) in cash and cash equivalents during the year	913,540	(177,146)	4,220
Cash and cash equivalents, beginning of year	3,955	181,101	176,881

Cash and cash equivalents, end of year	$ 917,495	$ 3,955	$ 181,101

Supplementary cash flow information (Note 9)

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

1.

Nature of operations and going concern

Emgold Mining Corporation (“the Company”) is incorporated under the British Columbia Corporations Act.  The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern. The Company incurred a loss of $1,080,206 (2009 - $2,385,996) for the year ended December 31, 2010, and as at December 31, 2010 had a working capital surplus of $527,753 (2009 – deficiency of $1,880,208), an accumulated deficit of $47,238,809 (2009 - $46,158,603) and a shareholders' equity of $1,657,034.  Operations for the year ended December 31, 2010, have been funded primarily from private placements of net proceeds totalling $2,777,200 completed during the year.  A flow-through private placement of 2,272,727 common shares completed in December 2010 and a total of Cdn$500,000 of the gross proceeds of this financing is to be used for exploration in Canada.  The Company anticipates that it will need to raise additional financing within the next fiscal year to maintain operations.

The Company’s ability to continue as a going concern is dependent upon the continuing financial support of related parties and shareholders or obtaining other financing to continue exploration and/or development of its mineral property interests and to meet its administrative overhead costs.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock may make it difficult to obtain additional funding by private placements of shares.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other forms of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The circumstances above cast significant doubt as to the validity of the going concern assumption.  The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.

Significant accounting policies

(a)

Basis of presentation

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) and include the accounts of the Company and its wholly owned subsidiaries, Idaho-Maryland Mining Corporation, Emgold (US) Corp. and Golden Bear Ceramics Company.  All inter-company transactions are eliminated on consolidation.  As described in note 13, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

2.

Significant accounting policies (continued)

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Actual results could differ materially from those estimated.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition.  Cash and cash equivalents are recorded at fair value and changes in fair value are reflected in the consolidated statements of operations.

(d)

Short-term investments

Short-term investments comprise investments in guaranteed investment certificates due to mature within one year from the date of purchase and are recorded at fair value.  Changes in fair value are reflected in the consolidated statements of operations.

(e)

Property and Equipment

Equipment is recorded at cost and amortization begins when the asset is put into service.  Amortization is recorded on a straight-line basis over five years for plant and field equipment, office furniture and equipment, research equipment and vehicles and over three years for computer hardware and software, and over the term of the lease for leasehold improvements.  The Company reviews the carrying value of equipment and where there is an indication of impairment and the carrying value exceeds the recoverable amount, amortization is accelerated or the asset is written down to fair value.

(f)

Mineral property interests

Mineral property acquisition costs are capitalized and deferred until the mineral property to which they relate is placed into production, sold, allowed to lapse, or is determined to be impaired.  These costs are amortized on a units-of-production basis following commencement of commercial production or will be written off or down if the property is sold, allowed to lapse, or is determined to be impaired.

Mineral property acquisition costs include cash costs and the fair value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related property agreement.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Management reviews the carrying value of mineral properties whenever events or circumstances indicate they may be impaired by comparing the carrying value to the estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition.  If impairment is indicated, an impairment loss is recorded, calculated as the amount by which the carrying amount of the mineral property exceeds the estimated discounted future cash flows from the asset.  Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered.  If impairment is identified the carrying value of the property is written down to its estimated fair value.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

2.

Significant accounting policies (continued)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title.  Property title may be subject to unregistered prior agreements and regulatory requirements.

Administrative, property investigation, and exploration expenditures are expensed in the period incurred.

(g)

Exploration and development costs

Exploration and development expenditures are expensed until the Company has determined that the property is economically viable and a production decision is made.

(h)

Option and royalty agreements

Option payments and certain royalties are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.  Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company’s option and royalty payments received are in excess of costs incurred and then are credited to operations.

(i)

Translation of foreign currencies

Balances denominated in currencies other than the U.S. dollar and the financial statements of integrated foreign operations are translated into U.S. dollars using the temporal method.  Under this method, monetary items are translated at the rate of exchange in effect at the period-end.  Non-monetary items are translated at historical exchange rates.  Revenue and expense items are translated at the average exchange rates prevailing during the period, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.  Exchange gains and losses are included in net income in the current period.

(j)

Flow-through common shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares.  These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal amount of qualifying resource expenditures.  In accordance with the Canadian institute of Chartered Accountants (“CICA”) Handbook Section 3465 – Income Taxes, and Emerging Issues Committee Abstract 146 – Flow-through shares, the Company records a future income tax liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made.  At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

2.

Significant accounting policies (continued)

(k)

Income taxes

Future income taxes are calculated using the asset and liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheets are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using the substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  If realization of future income tax assets is not considered more likely than not, a valuation allowance is provided.

(l)

Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

(m)

Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year.  Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.

(n)

Stock-based compensation and warrants

The Company accounts for stock options and warrants at fair value pursuant to CICA Handbook Section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments.  Compensation expense for options granted to employees is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model.  The cost is recognized over the vesting period of the respective options and expensed in the statements of operations.  Warrants issued are recorded at estimated fair values using the Black-Scholes (“B-S”) option pricing model.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  If and when the stock options or warrants are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(o)

Financing costs

The Company records preference shares as the amount of proceeds less the amount attributed to the conversion feature which is included as part of shareholders’ equity.  The difference between the recorded amount and the face value of the preference shares is charged to the statements of operations and included in accretion.  Dividends payable on the preference shares are accrued and recorded in the current period as an expense.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

2.

Significant accounting policies (continued)

(p)

Financial instruments

Financial assets, financial liabilities and non-financial derivative contracts are initially recognized at fair value on the balance sheet when the Company becomes a party to their contractual provisions.  Measurement in subsequent periods depends on the financial instrument’s classification.  The Company’s cash and cash equivalents are classified as held-for-trading and thus are recorded at fair value on the balance sheets, with changes in the fair value of these instruments reflected in operations.

Receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

Accounts payable and accrued liabilities and due to related party balances are initially recorded at fair value and subsequently measured at amortized cost.

Handbook Section 3862 includes additional disclosures about fair value measurements of financial instruments and to enhance liquidity risk disclosure.  The additional fair value measurement disclosure includes classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1:

Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:

Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and

Level 3:

Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

The required disclosures are included in Note 12.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

3.

Accounting standards issued but not yet effective

(a)

Consolidated financial statements and non-controlling interests

In December 2008 the CICA issued Handbook Section 1582, “Business Combinations,” replacing Section 1581, “Business Combinations.” This standard was amended to more closely align it with International Financial Reporting Standards (“IFRS”) in anticipation of the move from Canadian GAAP to IFRS.  The revised standard requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure while accounting for a business combination.  Companies adopting Section 1582 will also be required to adopt the new Sections 1601, “Consolidated Financial Statements,” and 1602, “Non-Controlling Interests” which together replace Section 1600.  The changes resulting from adopting Section 1582 are to be applied prospectively.  These standards will be effective January 1, 2011; however, early adoption is permitted. The Company has chosen to adopt this accounting standard effective January 1, 2010.  Adoption of this new standard has had no material impact on the Company’s financial statements.

Section 1601 – Consolidated Financial Statements, and

Section 1602 – Non-controlling Interests

In December 2008, the CICA issued Handbook Sections 1601, “Consolidated Financial Statements” and 1602, “Non-controlling Interests,” together replacing Section 1600 “Consolidated Financial Statements.” These new standards will require a change in the measurement of non-controlling interest and will require the change to be presented as part of shareholders’ equity on the balance sheets.  In addition, the income statement of the controlling parent will include 100% of the subsidiary’s results and will present the allocation between controlling and non-controlling interest.  The changes for adopting Sections 1601 and 1602 are to be applied retrospectively.  These standards will be effective January 1, 2011; however, early adoption is permitted.  The Company has chosen to adopt this accounting standard effective January 1, 2010. Adoption of this new standard has had no material impact on the Company’s financial statements.\

(b)

International financial reporting standards (“IFRS”)

In 2006, the Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS.  The changeover is effective for interim and annual financial statements relating to years beginning on or after January 1, 2011.  The transition date of January 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending December 31, 2010.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

4.

Property and equipment

(a)

Equipment

December 31, 2010	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 39,306	$ 39,253	$ 53
Office furniture and equipment	63,668	53,722	9,946
Computer hardware and software	80,002	63,171	16,831
Vehicle – held under capital lease	38,833	33,008	5,825
Total	$ 221,809	$ 189,154	$ 32,655

December 31, 2009	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 249,472	$ 249,260	$ 212
Office furniture and equipment	81,451	68,251	13,200
Research equipment	163,466	163,466	--
Computer hardware and software	128,237	124,493	3,744
Vehicle – held under capital lease	38,833	27,182	11,651
Total	$ 661,459	$ 632,652	$ 28,807

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

4.

Property and equipment (continued)

(b)

Mineral property interests

The acquisition costs of the Company’s interest in mineral properties owned or under option, consist of the following:

Mineral property acquisition costs	December 31, 2010	December 31, 2009
Idaho-Maryland Property, California	$ 747,219	$ 747,219
Buckskin Rawhide Property, Nevada	25,233	--
Stewart Property, British Columbia	199,667	199,667
Rozan Gold Property, British Columbia	115,301	120,821

	$ 1,087,420	$ 1,067,707

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property (“I-M Property”) and surrounding areas in the Grass Valley Mining District, California.  All acquisition and exploration costs relating to the I-M Property were written off in fiscal 1999 and exploration costs on the property have been expensed since that date.

The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  During the year ended December 31, 2010, the Company extended the lease and option agreement from February 1, 2011, for an additional two years to February 1, 2013.  Lease payments during the extension period will be $30,000 per quarter.    In conjunction with the extension, the lessors agreed to defer payments for 2010 totalling $120,000.  Under the terms of the deferral, and in the event that the Company exercises its option to purchase the I-M Property this amount will now be added to the purchase price of the I-M Property, the first instalment of which becomes due on February 1, 2013.  The $120,000 will be subject to interest calculated at 5.25% compounded annually.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

4.

Property and equipment (continued)

Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price at February 1, 2013, would be $6,154,717, and is being increased by 3% each lease-year.  In April 2004, the Company acquired a parcel of land adjacent to other properties under option by the Company in Grass Valley, California from a non-related party, in addition to the purchase of mining rights from another non-related party on other claims for a total of $589,276 in mineral property acquisition costs.

In 2009, the Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property".  Under the terms of the agreement, the Company agreed to a one-time share issuance of 280,823 common shares at a market price of Cdn$0.55 per share on the date of filing to the seller for the purchase of the Whisper Property.  No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction.  The common shares issued pursuant to the agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.  A title search is required to transfer title.  The common shares have been issued from treasury and are reflected in the Company’s issued and outstanding shares, but have not been distributed to the seller pending title searches and final documentation.

Buckskin Rawhide Property, British Columbia

In January 2010 the Company completed a lease and option to purchase agreement to acquire 100% of the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada.  The Company has agreed to lease the property from Nevada Sunrise, LLC subject to the following advance royalty payments: $10,000 annually for the years 2009 to 2011; $20,000 in 2012; $40,000 in 2013, and $60,000 from 2014 to 2019.  During the lease period, the Company may conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study.  On completion of the feasibility study, the Company may acquire 100% ownership of the property by paying Nevada Sunrise, LLC an additional amount of $250,000. Nevada Sunrise, LLC is required to use these funds to purchase a retained 25% interest in the property from Maurice and Lorraine Castagne, pursuant to an underlying property agreement, and to transfer that title to the Company.  Upon commercial production and after acquisition of 100% interest in the property, Nevada Sunrise, LLC will be entitled to a 2.5% NSR on production from the property.  The annual lease payment of $10,000 due in December 2010 was paid by the issuance of 49,424 common shares.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

4.

Property and equipment (continued)

Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located in British Columbia.  The Company holds a 100% interest in the property, subject to a 3.0% NSR.  The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

During the year ended December 31, 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”).  The Agreement calls for cumulative work commitments of $1,000,000 over 5 years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.

The term of the Agreement is for a period of 5 years, with property payments of cash, common shares and 5-year warrants to be made by Valterra to the Company during the lease as follows:

Period	Cdn$	Shares	5 Year Warrants
Signing	Nil	50,000	50,000
Year 1	$30,000	50,000	50,000
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000
Total	$200,000	350,000	350,000

The price of the warrants will be equal to the price of the common shares at the time of issuance.

Upon completion of the lease payments and work commitments, Valterra will acquire the Rozan Property, subject to an underlying NSR.  Valterra will use its best efforts to complete a NI 43-101 resource estimate for the property by year 5, subject to results obtained from exploration and development work.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

4.

Property and equipment (continued)

Rozan Gold Property, British Columbia (continued)

Under the agreement with Valterra, should the Company elect to acquire two thirds of the NSR currently held by the original optionors, or a 2% NSR, Valterra will have 30 days to exercise an option to obtain half of this interest (a 1% NSR) for Cdn$500,000.  The Company will use this payment as part of the required payment to acquire the 2% NSR from the original optionors and will then transfer the 1% NSR to Valterra.  Should Valterra elect not to exercise its option at this time, it shall retain a further option to acquire the 1% NSR from the Company at a future date for Cdn$750,000.  The Company will retain its first right of refusal with the original optionors to acquire the remaining 1% of their NSR, should they elect to sell it to a third party.  Should the Company obtain this 1% NSR, Valterra shall have first right of refusal if the Company elects to sell it to a third party.

Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia.  The Company holds a 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors. The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.   The Company has staked six claims contiguous to the Stewart Property located in south-eastern British Columbia.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

5.

Capital lease obligation

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%.  At December 31, 2010, future minimum lease payments under capital leases are $13,235, including $913 of anticipated interest payments, payable at $697 monthly.

Payments under the capital lease included above are:

Years ending December 31,	$
2011	8,358
2012	4,877
Total minimum payments	13,235
Less interest	(913)
Capital lease obligation	12,322
Less: current portion	(7,585)
Non-current portion	4,737

6.

Share capital

Authorized

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(a)

Common shares, issued and fully paid

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 168,972,873 pre-consolidation common shares were issued, on the basis of ten (10) pre-consolidation common shares to one (1) post-consolidation common share, after adjusting for rounding, or 16,894,310 post-consolidation common shares.  In addition, the issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 394,843 Class A preference shares, after consolidation.  The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009.  All periods presented have been retroactively adjusted to reflect this reverse split.

Financings

2010

In April, 2010 the Company completed a non-brokered private placement raising gross proceeds of $750,000.  A total of 3,000,000 units were issued at a price of $0.25 per unit.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of $0.35.  The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months.  Finder's fees of $76,797 and 192,000 finder’s warrants were awarded in relation to the first tranche of the financing.  The finder’s warrants have the same terms as the warrants included in the units sold to purchasers except for an exercise price of $0.25.  The finders warrants and share purchase warrants were valued using a Black Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.78%, volatility factors of 89% and an expected life of 2 years.  The total value ascribed to the finder’s warrants and share purchase warrants was $198,869.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

6.

Share capital

On September 24, 2010, the Company completed a first tranche of a private placement, which comprised 5,203,856 units at a price of $0.14, comprising one common share and one warrant, exercisable for $0.35 for a period of 24 months.  Finder's fees of $15,680 and 112,000 finder’s warrants were awarded in relation to the first tranche of the financing.  The finder’s warrants have the same terms as the warrants included in the units sold to purchasers.  The finder’s warrants and share purchase warrants were valued using a Black Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.35%, volatility factors of 94% and an expected life of 2 years.  The total value ascribed to the finder’s warrants and share purchase warrants was $149,353.

On October 14, 2010, the Company closed the second and final tranche of the non-brokered private placement, of 7,296,142 units. Finder's fees of $75,673 and 540,491 finder's warrants were paid in relation to the second tranche of the financing.  Each finder's warrant entitles its holder to purchase, for a period of 24 months, one additional common share of the Company at a price of US$0.35.  In total, 12,499,998 units were issued at the price of $0.14 per unit to raise gross proceeds of approximately $1,750,000. The shares, the warrants, the finder’s warrants and any common shares issued on exercise of the warrants or the finder's warrants were subject to a minimum hold period of four months.  The finder’s warrants and share purchase warrants were valued using a Black Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.35%, volatility factors of 92% and an expected life of 2 years.  The total value ascribed to the finder’s warrants and share purchase warrants was $319,133.

On December 22, 2010 the Company completed a non-brokered private placement financing of 2,272,727 flow-through units at a price of Cdn $0.22 per unit for gross proceeds of Cdn$500,000. Each unit consists of one flow-through common share and one-half of one transferable non-flow-through share purchase warrant, totalling 1,136,363 warrants.  Each warrant is exercisable for a period of two years from the date of issue at a price of Cdn$0.30 per share.  The proceeds will be used for exploration projects in British Columbia.  Finder's fees of Cdn$35,000 and 159,090 finder's warrants were awarded in relation to the financing.  Each finder's warrant entitles its holder to purchase, for a period of 2 years, one additional common share of the Company at a price of US$0.30.  The Finders Warrants and share purchase warrants were valued using a Black Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.38%, volatility factors of 99% and an expected life of 2 years.  The total value ascribed to the Finders Warrants and share purchase warrants was $103,022.

A finder’s fee of Cdn$35,000 was paid in association with this financing.  In addition, the Company has issued 159,090 warrants to the finder, which will entitle the finder to acquire the number of common shares of the Company at a price of Cdn$0.23 per share at any time, subject to a hold period, and from time to time, on or before December 21, 2012.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

6.

Share capital

(b)

Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2009	394,843	$ 90,902
Conversion of preference shares to common shares	(394,843)	(72,574)
Contributed surplus	--	(18,328)
Equity portion of Class A Convertible Preference Shares, December 31, 2010	--	$ --
Debt portion of Class A Preference Shares	December 31, 2010	December 31, 2009
Balance, beginning of year	$ 727,674	$ 621,232
Accretion	4,471	6,250
Realized foreign exchange loss	12,185	--
Unrealized foreign exchange loss	--	100,192
Allocated gain on conversion	(100,657)	--
Transferred to equity	(643,673)	--

Balance, end of year	$ --	$ 727,674

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

6.

Share capital (continued)

(b)

Preference shares, issued

The 394,843 Class A Convertible Preference Shares were issued in fiscal 2003 in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.  In conjunction with the share consolidation discussed in Note 6 (a), the Company also amended the conversion ratio of the Class A Convertible Preference Shares.  The Class A Convertible Preference Shares were voting, with no fixed term and ranked in priority to the Company’s common shares and were entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares were redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$2.00 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.  The Class A Convertible Preference Shares were convertible, at the option of the holder, into common shares at any time at a ratio of one common share for each Class A Convertible Preference Shares.  The Preference Shares also had attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company had on hand at the time, gold having an aggregate value of not less than the redemption amount.  This was at the Company’s option.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The preference shares were converted to common shares at September 9, 2010, at a ratio of one preference to one common.  During the year ended December 31, 2010, the holders of its issued and outstanding Series A Preference Shares agreed to convert all of the Series A Preference Shares and related accrued interest and dividends into common shares of the Company in return for the receipt of 2,813,575 units of the Company.  Each unit comprised one common share and one purchase warrant.  Each share purchase warrant was exercisable at a price of $0.35, with an expiry date of September 9, 2015.  The fair value of the 2,813,575 shares issued as part of the units total and the 394,843 shares issued upon conversion of debt totalled $589,725.  The warrants were valued at $479,587 using a Black-Scholes method and the following assumptions:  a volatility of 170.6%, an expected life of five years, no dividend and a discount rate of 2.56. The total gain arising was $174,197 of which $155,869 and $18,328 have been recorded in the statements of operations and equity, respectively. The common shares market value was less than the $90,902 preference share value and the difference of $18,328 was recorded in contributed surplus.

(c)

Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.  During the year ended December 31, 2010, 10,000 fully vested stock options expired with exercise prices of Cdn $3.60 and 243,250 fully vested stock options were forfeited with exercise prices of Cdn $1.00 to Cdn $10.00.  During the year ended December 31, 2010, 648,300 stock option with prices ranging from Cdn $1.00 to Cdn $10.00 were repriced to Cdn $0.175.  Subsequent to December 31, 2010, an additional 405,700 stock options with prices ranging from Cdn $1.00 to Cdn$10.00 were repriced to Cdn $0.175.  There was no change to the expiry date of the repriced stock options.  In addition, during the year, 2,078,998 were granted with an exercise price of Cdn $0.25 per common share.  At December 31, 2010, 3,113,998 stock options were outstanding, and exercisable for periods up to 5 years.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

6.

Share capital (continued)

The following table summarizes stock option transactions for the years ended December 31, 2008, 2009, and 2010:

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2007	1,369,800	$4.10
Exercised	(8,750)	$1.50
Cancelled	(115,800)	$6.40
Granted	210,000	$2.00
Balance, December 31, 2008	1,455,250	$3.60
Expired	(17,000)	$2.50
Cancelled and forfeited	(150,000)	$1.91
Balance, December 31, 2009	1,288,250	$3.85
Granted	2,078,998	$0.25
Cancelled and forfeited	(243,250)	$5.55
Expired	(10,000)	$3.60
Balance, December 31, 2010	3,113,998	$1.37

The following table summarizes information about the stock options outstanding at December 31, 2010:

Exercise Price (Cdn$)	Number Outstanding and Exercisable, December 31, 2010	Weighted Average Remaining Contractual Life
$1.00	4,700	.78 years
$0.175	21,800	.78 years
$10.00	121,500	2.89 years
$0.175	49,000	2.89 years
$0.175	50,000	3.53 years
$9.00	35,500	3.53 years
$2.90	9,000	.89 years
$0.175	30,000	.89 years
$1.50	260,000	1.95 years
$0.175	375,000	1.95 years
$2.00	47,500	2.36 years
$0.175	50,000	2.36 years
$0.25	559,998	4.21 years
$0.25	1,500,000	4.94 years
	3,113,998	3.22 years

For the year ended December 31, 2010, the Company incurred stock-based compensation expense of $405,740 (2009 - $963; 2008 - $234,847).

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option valuation model with weighted average assumptions as follows:

	Years ended December 31,
	2010	2009	2008
Risk free interest rate	2.2%	3.6%	3.71%
Expected life in years	3.8	4.1	5
Expected volatility	112.3%	78%	70%
Weighted average fair value peroption grant	Cdn$0.18	Cdn$1.20	Cdn$0.70

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

6.

Share capital (continued)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the Black-Scholes model may over-estimate the actual value of the options that the Company has granted.  The Black-Scholes model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

(d)

Warrants

As at December 31, 2010, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
501,500	$1.60	March 15, 2011
10,000	$1.60	April 9, 2011
350,000	$1.50	November 4, 2011
1,600,000	$0.35	April 6, 2012
80,000	$0.25	April 6, 2012
1,400,000	$0.35	April 23, 2012
112,000	$0.25	April 23, 2012
5,315,856	$0.35	September 30, 2012
2,813,575 7,836,633	$0.35 $0.35	September 9, 2015 October 14, 2012
1,136,363	Cdn$0.30	December 21, 2012
159,090	Cdn$0.22	December 21, 2012
21,315,017

The following table summarizes warrant transactions for the years ended December 31, 2008, 2009, and 2010:

	Shares	Weighted Average Exercise Price
Balance, December 31, 2007	10,143,366	Cdn$2.00
Exercised	(94,250)	Cdn$1.40
Expired	(1,873,982)	Cdn$4.20
Balance, December 31, 2008	8,175,134	Cdn$1.50
Issued	861,500	$1.12
Expired	(8,175,134)	Cdn$1.50
Balance, December 31, 2009	861,500	$1.12
Issued	20,453,517	$0.35
Balance, December 31, 2010	21,315,017	$0.35

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

7.

Income taxes

The recovery of income taxes shown in the Consolidated Statements of Operations and Deficit differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2010	2009	2008
Statutory tax rate	28.50%	30.00%	31.00%
Loss for the year	$ (1,080,206)	$ (2,385,996)	$ (5,017,424)
Provision for income taxes based on combined federal / provincial tax rate	(307,859)	(715,799)	(1,555,401)
Non-deductible amounts	90,675	63,748	140,865
Differences in foreign tax rates	(90,867)	(219,320)	(278,838)
Change in valuation allowance	267,497	1,281,054	(372,045)
Expiry of tax losses and other	400,309	197,018	492,920
Effect of change in rates on future tax	10,688	249,903	444,899
Differences in foreign exchange rates	(370,443)	(856,604)	1,127,600
	$ --	$ --	$ --

The significant components of the Company’s future tax assets are as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
Future income tax assets
Operating and capital losses carried forward	$ 8,506,464	$ 7,935,876	$ 7,020,786
Mineral property interests and research costs representing excess of tax basis over carrying value	7,652,851	7,882,952	7,460,062
Share issuance costs	87,106	160,096	217,022
	16,246,421	15,978,924	14,697,870
Valuation allowance for future tax assets	(16,246,421)	(15,978,924)	(14,697,870)
	$ --	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, a full valuation allowance has been applied against the carrying value of future income tax assets for accounting purposes.

The Company has a capital loss carried forward of Cdn$180,924 with no expiry date, but that may only be used to offset future capital gains. Additionally, the Company has non-capital losses carried forward of Cdn$9,227,441 that may be available for Canadian tax purposes.  The Company also has non-capital losses carried forward of Cdn$15,741,422 that may be available for United States (“U.S.”) tax purposes.  The U.S. tax losses may be subject to a restriction on usage if the Company is deemed to have experienced a change in ownership.  The losses expire as follows:

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

Expiry date	U.S. Tax
2011	791,303
2012	966,432
2018	419,779
2019	363,828
2020	269,174
2021	154,928
2022	313,643
2023	254,921
2024	1,633,085
2025	1,169,211
2026	1,418,934
2027	1,951,724
2028	2,480,011
2029	1,848,103
2030	1,706,346
$ 15,741,422,246

Expiry date	Canadian Tax
Cdn$
2014	978,036
2015	1,719,117
2026	1,561,613
2027	1,842,982
2028	1,164,279
2029	1,122,703
2030	838,711
$ 9,227,441

8.

Related party transactions and balances

	December 31, 2010	December 31, 2009
Balance receivable from
Quorum Management (a)	$ 124,605	$ --
Directors and officers	42,152	--
Total balance receivable from	$ 166,757	$ --
Balances payable to:
Directors and officers	$ 289,965	$ 757,022

Related party transactions reflected in these consolidated financial statements are as follows:

(a)

In the year ended December 31, 2010, $136,396 (2009 - $141,356; 2008 - $374,520) in management, administrative, geological and other services were provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a one/third interest in Quorum.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, we concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum at that time and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  Since the allowance was recorded, Quorum has continued to provide services.  A recovery of $77,045 was recorded in 2009.  At December 31, 2010, the Company determined that the full amount of the Quorum provision remaining of $124,605 was recoverable, and this amount was recorded as a credit in the statement of operations.

(b)

Consulting fees of $47,988 (2009 – $52,964; 2008 – $72,128) were paid or are accrued and payable to 759924 Ontario Ltd., a private company controlled by a director.

(c)

Consulting fees of $20,775 (2009 – $52,953; 2008 – $79,175) were paid or are accrued and payable to Kent Avenue Consulting Ltd., a private company controlled by a director.

(d)

Directors’ fees totaling $Nil (2009 – $52,424; 2008 – $74,282) were also paid or are accrued and payable to two independent directors of the Company which were included in salaries and benefits.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

(e)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment.  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

9.

Supplementary cash flow information – non-cash transactions

	Years ended December 31,
	2010	2009	2008
Financing and investing activities
Non-cash share issuance costs	$ 87,277	$ --	$ --
Shares issued for mineral property interests	$ 18,306	$ 157,943	$ --

10.

Segmented information

The Company has two operating segments: the exploration and development of mineral properties, and the research and development of a technology to recycle mineral wastes into high quality building products such as floor tile and wall tile.  Subsequent to 2006, the expenditures on the recycling technology were reduced to a care and maintenance level due to the focus on development of the Idaho-Maryland Property.

The Company’s principal operations are in Canada and the United States of America.  All of the interest income is earned in Canada.

Segmented assets and loss by operating segment are as follows:

Total assets	Corporate	Mineral Properties and Other Assets	Golden Bear Research	Total
December 31, 2010	$ 1,007,530	$ 1,241,905	$ --	$ 2,249,435
December 31, 2009	$ 30,395	$ 1,103,984	$ 1,990	$ 1,136,369

Loss	Corporate	Mineral Exploration	Golden Bear Research	Total
Year ended December 31, 2010	$ 233,144	$ 886,707	$ (39,645)	$ 1,080,206
Year ended December 31, 2009	$ 893,588	$ 1,380,421	$ 111,987	$ 2,385,996
Year ended December 31, 2008	$ 1,669,618	$ 2,889,080	$ 458,726	$ 5,017,424

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

10.

Segmented information (continued)

Segmented assets and loss by geographic location are as follows:

Total assets	Canada	United States	Total
December 31, 2010	$ 1,347,730	$ 901,705	$ 2,249,435
December 31, 2009	$ 350,882	$ 785,487	$ 1,136,369
Loss	Canada	United States	Total
Year ended December 31, 2010	$ 227,792	$ 852,414	$ 1,080,206
Year ended December 31, 2009	$ 894,728	$ 1,491,268	$ 2,385,996
Year ended December 31, 2008	$ 1,729,991	$ 3,287,433	$ 5,017,424

11.

Management of capital

The Company determines capital as its available working capital and assets that may be used for operations and exploration of its mineral property interests.  The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including the Buckskin Rawhide and Stewart properties.

The Company seeks to manage its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements.  There can be no assurances that the Company will be able to continue raising capital in this manner.  The Company currently does not use other sources of financing that require fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.  The Company currently does not have sufficient funds to complete its permitting activities, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue the permitting process and commence exploration work and to meet its administrative overhead costs for the coming year.  Additional information relating to management of capital is disclosed in Note 1.

12.

Financial instruments and risk management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash and cash equivalents and short-term investments are designated as held-for-trading and measured at fair value.  Accounts receivable and due from related party balances are designated as loans and receivables and measured at amortized cost.  Accounts payable, due to related parties, capital lease obligations and convertible preference shares are designated as other financial liabilities and measured at amortized cost.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

12.

Financial instruments and risk management (continued)

The fair values of the Company’s financial liabilities may be below carrying values due to the liquidity issues of the Company, as indicated in Note 1.  The fair values of the Company’s accounts receivable and due from related parties approximate their carrying values at December 31, 2010, due to their short-term nature.

The fair values of the Company’s financial instruments measured at December 31, 2010, constitute Level 1 measurements for its cash within the fair value hierarchy and Level 2 measurements for its investments defined under Canadian GAAP.

The Company recognized interest income during the year ended December 31, 2010, totalling $261, which represents interest income from the Company’s held-for-trading investments.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

December 31, 2010
Accounts and other receivables -
Currently due	$ 13,236
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired	--
13,236
Cash	917,495
$ 930,731

Substantially all of the Company’s cash and short-term investments are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are its receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  During the year ended December 31, 2010, the Company recorded a provision recovery of $305,432 (2009 - $77,045), in conjunction with previously impaired receivables.  The Company’s maximum exposure to credit risk as at December 31, 2010, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 11, in normal circumstances.  Due to the lack of liquidity and anticipated working capital requirements within the next twelve months, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.  During the year ended December 31, 2010, the Company was able to raise net proceeds of $2,753,281 in private placements.  In addition, the Company has negotiated debt settlements with two suppliers to remove $152,034 in current liabilities from the balance sheet resulting in a gain on settlement of $77,197.  Further information regarding liquidity risk is set out in Note 1.  The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at December 31, 2010, are summarized as follows:

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

12.

Financial instruments and risk management (continued)

2010
Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$ 290,114
In later than 90 days, not later than one year	7,585
Due to related parties with contractual maturities
Within 90 days or less	289,965
In later than 90 days, not later than one year	--

•

Interest rate risk

The Company has no significant exposure at December 31, 2010, to interest rate risk through its financial instruments.

•

Currency risk

The Company’s currency risk arises primarily with fluctuations in United States dollar and the Canadian dollar.  The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in Canada, as a significant portion of operating expenses are payable in Canadian dollars.  The currency risk by the Company relates to unpaid liabilities of the Company payable in Canadian dollars.

The Company has not hedged its exposure to currency fluctuations.  At December 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, but presented in United States dollar equivalents.

December 31, 2010
Canadian dollars
Cash	$ 475,764
Accounts payable and accrued liabilities	(179,555)

Based on the above net exposures at December 31, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $29,621 in the Company’s loss from operations.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

13.

Differences in generally accepted accounting principles between Canada and the United States

These consolidated financial statements are prepared in accordance with Canadian GAAP.  The differences between Canadian GAAP and accounting principles generally accepted in the United States (“U.S. GAAP”) as they relate to these consolidated financial statements are summarized below:

Consolidated Balance Sheets

	December 31, 2010
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash (b)	$ 917,495	$ (502,715)	$ 414,780
Restricted cash (b)	--	502,715	502,715
Other current assets	197,922		197,922
Property and equipment, mineral property interests and other non-current assets	1,134,018		1,134,018
Total assets	$ 2,249,435	$ --	$ 2,249,435

Liabilities
Total current liabilities (b)	$ 587,664	$	$ 587,664
Capital lease obligation	4,737		4,737
Warrants denominated in Canadian dollars (c)	--	111,458	111,458
Total liabilities	592,401	111,458	703,859

Shareholders’ equity (a, b, c)	1,657,034	(111,458)	1,545,576

Total liabilities and shareholders’ equity	$ 2,249,435	$ --	$ 2,249,435

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

	December 31, 2009
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash and cash equivalents	$ 3,955	$ --	$ 3,955
Other current assets	28,240	--	28,240
Property and equipment, mineral property interests and other non-current assets	1,104,174	--	1,104,174
Total assets	$ 1,136,369	$ --	$ 1,136,369

Liabilities
Total current liabilities (b)	$ 1,912,403	$ --	$ 1,912,403
Capital lease obligation	13,306	--	13,306
Convertible preference shares (a)	727,674	(727,674)	--
Total liabilities	2,653,383	(727,674)	1,925,709

Shareholders’ equity (a, b, c)	(1,517,014)	727,674	(789,340)

Total liabilities and shareholders’ equity	$ 1,136,369	$ --	$ 1,136,369

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

13.

Differences in generally accepted accounting principles between Canada and the United States (continued)

Consolidated Statements of Operations

	Years ended December 31,
	2010	2009	2008
Loss under Canadian GAAP	$ (1,080,206)	$ (2,385,996)	$ (5,017,424)
Accretion of debt component of preference shares (a)	4,471	6,250	12,933
Finance expense – debt component of preference shares (a)	28,934	48,634	52,145
Foreign exchange on debt component of preference shares (a)	12,185	100,192	(142,325)
Change in fair value of common share warrants (c)	(20,147)	669,203	--
Gain on preference shares	(100,657)	--	--
Loss and comprehensive loss under U.S. GAAP	$ (1,155,420)	$ (1,561,717)	$ (5,094,671)
Weighted average number of shares under U.S. GAAP	23,453,214	16,495,240	15,730,472
Loss per share under US GAAP – basic and diluted	$ (0.05)	$ (0.09)	$ (0.32)

Differences between Canadian and U.S. GAAP, as they may affect the Company’s consolidated financial statements are as follows:

(a)

Conditionally redeemable preference shares

Under U.S. GAAP, the preference shares are recorded entirely as equity, as the preference shares are not mandatorily redeemable at a specified or determinable date or upon an event that is certain to occur. The foreign currency gain or loss and accretion related to the debt portion of the preference shares recognized under Canadian GAAP is eliminated under U.S. GAAP as preference shares are classified entirely as equity under U.S. GAAP. In addition, dividends declared on the preference shares, recorded as finance expenses under Canadian GAAP are eliminated from the consolidated statements of operations under U.S. GAAP as the dividends declared would be recorded as an adjustment to retained earnings in the consolidated statements of shareholders’ equity. Upon conversion of the convertible preference shares, the gain attributable to the debt portion of the convertible preference shares under Canadian GAAP is eliminated from the consolidated statement of operations under US GAAP.

(b)

Flow-through shares

As described in note 2 (j) to the consolidated financial statements, on issuance of flow-through shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a future income tax liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.  The gross proceeds of this placement are considered to be restricted cash for U.S. GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  At December 31, 2010 this amount totalled $502,715, and the Company must expend the restricted funds on exploration in Canada in the year ended December 31, 2011.  The Company renounced the expenses to the shareholders pursuant to the shareholder agreements In February 2011.  At the time of financing there was no premium or discount on the financing.  For U.S. GAAP purposes, SFAS 109 Accounting for Income Taxes (“SFAS 109”) indicates that the proceeds of flow-through share offerings should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is initially recognized for any premium paid by the investors.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

(c)

Common share purchase warrant derivatives

In June 2008, the EITF reached a conclusion that an equity-linked financial instrument would not be considered indexed to the Company’s own shares if the strike price is denominated in a currency other than the issuer’s functional currency, beginning for fiscal years beginning on or after December 15, 2008.  Given that the functional currency of the Company is the United States dollar and given that certain of the common share purchase warrants’ exercise price is denominated in the Canadian dollar, these warrants are now required to be treated as a derivative liability under U.S. GAAP, with changes in fair value recorded to operations.  This guidance was adopted by the Company under U.S. GAAP on January 1, 2009.

(d)

Recent US Accounting Pronouncements

The Company transitioned to International Financial Reporting Standards (“IFRS”) on January 1, 2011 and will no longer be required to prepare a reconciliation to US GAAP. Accordingly, the Company has not assessed the impact of adopting recent US accounting pronouncements with an application date of January 1, 2011 or beyond on its financial statements and disclosures.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

14.

Exploration costs

	Years ended December 31,			Cumulative
	2010	2009	2008	Total, to December 31, 2010
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ --	$ --	$ --	$ 100,140
Community relations	--	--	80,561	80,561
Drilling	--	--	--	1,039,920
Geological and geochemical	316,223	492,625	620,214	4,388,163
Land lease and taxes	177,695	151,818	313,428	1,506,152
Consulting	--	--	--	209,713
Mine planning	71,646	450,378	1,200,325	4,442,838
Site activities	--	92,807	241,170	1,672,390
Stock-based compensation	105,093	--	59,115	586,777
Transportation	--	--	6,192	128,250
Incurred during the year	670,657	1,187,628	2,521,005	14,154,904
Buckskin Rawhide Property, Nevada
Exploration costs
Geological and geochemical	1,275	--	--	1,275
Consumable materials	3,910	--	--	3,910
Incurred during the year	5,185	--	--	5,185
Rozan Gold Property, British Columbia
Exploration costs
Assays and analysis	--	--	900	11,803
Geological and geochemical	1,076	190	22,721	123,388
Drilling	--	--	--	64,050
Site activities	256	52	113	22,044
Stock-based compensation	--	--	--	16,055
Trenching	--	--	--	4,666
Transportation	--	--	--	12,354
Assistance and recoveries	(2,529)	(4,793)	--	(7,322)
Incurred during the year	(1,197)	(4,551)	23,734	247,038
Stewart Property, British Columbia
Exploration costs
Assays and analysis	--	--	11,180	96,157
Drilling	--	--	--	530,056
Geological and geochemical	431	231	29,951	221,148
Site activities	35	492	135	21,510
Stock-based compensation	--	--	--	16,055
Trenching	--	--	--	19,318
Transportation	--	--	--	45,838
Assistance and recoveries	(4,620)	(8,334)	--	(29,692)
Incurred during the year	(4,154)	(7,611)	41,266	920,390
Jazz Property, British Columbia
Exploration costs incurred	--	54	620	85,833
Total Exploration Costs	$ 670,491	$ 1,175,520	$ 2,586,625	$ 15,413,350

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(expressed in United States dollars)

15.

Subsequent events

Subsequent to December 31, 2010, the Company has completed the following transactions relating to the agreement with Valterra Resource Corporation for the Rozan Property:

-

January 31st 2011: received 50,000 common shares and a warrant certificate representing 50,000 warrants of Valterra Resource Corporation.

-

February 8th 2011: received 600,000 common shares and a warrant certificate representing 600,000 warrants of Valterra Resource Corporation pursuant to the Amendment to the Mining Lease and Option to Purchase agreement.